Law Department

The Lincoln National Life Insurance Company

1300 South Clinton Street

Fort Wayne, IN 46802

Mary Jo Ardington

Associate General Counsel

Phone: 260-455-3917

Fax: 260-455-5135

MaryJo.Ardington@LFG.com

VIA EDGAR & email

July 28, 2011

Alison White

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

Room 8634; Mail Stop 8629

100 F Street, NE

Washington, DC 20549-8629

 Re:

 Lincoln New York Account N for Variable Annuities

Lincoln Life & Annuity Company of New York

File No. 333-175691

Dear Ms. White:

The following blacklined pages are from the above-referenced registration statement. We have added the additional Examples that you requested on File No. 333-172328 to this filing as well.

We have filed this letter and the changed pages on EDGAR.

Please call me at 260-455-3917 with further comments and questions.

Sincerely,

Mary Jo Ardington

Associate General Counsel



                                                                          12b-1
                                                                          Fees

                                                           Management     12b-1        Other
                                                              Fees         Fees     Expenses
                                                            (before       (before       (before
                                                              any           any          any
                                                            waivers/       waivers/ waivers/
                                                           reimburse-     reimburse-   reimburse-
                                                             ments)   +   ments)    +    ments)    +

LVIP SSgA Emerging Markets 100 Fund(6)                     1.09%                0.21%
LVIP SSgA International Index Fund(7)                      0.40                    0.24
LVIP SSgA Small/Mid Cap 200 Fund(8)                        0.69                    0.12
LVIP SSgA Small-Cap Index Fund                             0.32                    0.12
LVIP SSgA S&P 500 Index Fund                               0.22                    0.08
LVIP Vanguard Domestic Equity ETF Fund Standard Class(5)   0.25                    0.55
LVIP Vanguard International Equity ETF Fund(5)             0.25                    0.55

                                                                                               Total
                                                                                              Expenses
                                                           Acquire      Total       Total     (after
                                                             ed        Expenses  C           Contractu

                                                            Fund        (before   ontractual     ua
                                                            Fees          any      waivers/   waivers/
                                                             and        waivers/  reimburse-  reimburse
                                                           Expense =   reimburse-    ments       e-
                                                             es
LVIP SSgA Emerging Markets 100 Fund(6)                                1.30%   -0.72%   0.58%
LVIP SSgA International Index Fund(7)                                 0.64       -0.03       0.61
LVIP SSgA Small/Mid Cap 200 Fund(8)                                   0.81       -0.29       0.52
LVIP SSgA Small-Cap Index Fund                                        0.44
LVIP SSgA S&P 500 Index Fund                                          0.30
LVIP Vanguard Domestic Equity ETF Fund Standard Class(5)   0.14       0.94       -0.50       0.44
LVIP Vanguard International Equity ETF Fund(5)             0.26       1.06       -0.50       0.56


(1) Based on estimated amounts for the current fiscal year.

(2) Other Expenses and AFFE are based on estimated amounts for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the fund. The agreement will continue at least through September 30, 2012.

(3) LIA has also contractually agreed to reimburse the fund's Standard Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.30% of average daily net assets of the fund. The agreement will continue at least through September 30,
    2012

(4) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Standard Class to the extent that the Total Annual
    Fund Operating Expenses exceed 1.04% of the average daily net assets of the fund. The agreement will continue at least through September 30, 2012.

(5) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total
    Annual Fund Operating Expenses (excluding acquired fund fees and expenses)
    exceed 0.30% of average daily net assets of the fund. The Agreement will continue at least through September 30, 2012. Other Expenses are based on estimated amounts for the current fiscal year.

(6) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.69% on the first $100 million of average daily net assets of the Fund and 0.76% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through September 30, 2012.

(7) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.03% on the first $500 million of average daily net assets of the fund and 0.05% of average daily net assets of the fund in excess of $500 million. This waiver will continue at least through September 30, 2012.

(8) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.29% on the first $100 million of average daily net assets of the fund and 0.39% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through September 30, 2012.

Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see
Distribution of the Contracts.

EXAMPLES

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5%
return each year, the maximum fees and expenses of any of the funds and that the i4LIFE (Reg. TM) Advantage with the EGMDB death benefit and Guaranteed
Income Benefit at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:


 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $561     $1,673      $2,771   $5,456


2) If you annuitize or do not surrender your contract at the end of the applicable time period:


 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $561     $1,673      $2,771   $5,456


                                                                              11

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5%
return each year, the maximum fees and expenses of any of the funds and that the EGMDB and Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:


 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $523   $1,598    $2,709    $5,662


2) If you annuitize or do not surrender your contract at the end of the applicable time period:


 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $523   $1,598    $2,709    $5,662


For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which annuity payouts are made. See
The Contracts -  Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions
What kind of contract am I buying? This contract is an individual deferred flexible premium variable annuity contract between you and Lincoln New York.
You may allocate your purchase payments to the VAA or to the fixed account.
This prospectus primarily describes the variable side of the contract. See The
Contracts.

Who can purchase this contract? This contract may be issued as part of a fee-based financial plan. A fee-based financial plan generally refers to a wrap account, managed account or other investment program whereby an investment firm/professional offers asset allocation and/or investment advice for a fee.
Such programs can be offered by broker-dealers, banks and registered investment advisors, trust companies and other firms. Under this arrangement, the contractowner pays the investment firm/professional directly for services.

What is the variable annuity account (VAA)? It is a separate account we established under New York insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See
Variable Annuity Account.

What are Investment Requirements? If you elect one of the following riders:
Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln SmartSecurity (Reg. TM)
Advantage, or i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit, you will be subject to certain requirements for your subaccount investments.
You will be limited in how much you can invest in certain subaccounts. The fixed account will not be available except for dollar cost averaging purposes.
See The Contracts - Investment Requirements.

What are my investment choices? You may allocate your purchase payments to the
VAA or to the fixed account. Based upon your instruction for purchase payments, the VAA applies your purchase payments to buy shares in one or more of the investment options. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity
Account - Description of the Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account -
Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you decide to receive an annuity payout, your accumulation units are converted to annuity units. Your annuity payouts will be based on the number of annuity units you receive and the value of each annuity unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk charge according to the death benefit you select. There is an administrative charge in addition to the mortality and expense risk charge. The charges for any riders applicable to your contract will also be deducted from your contract value. See
Charges and Other Deductions.

We reserve the right to charge a $25 fee for the 13th and each additional transfer during any contract year, excluding automatic dollar cost averaging, portfolio rebalancing and cross-reinvestment transfers. The transfer charge will not be imposed on the first 12 transfers during the contract year.

12